UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Auspex Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Aurum Merger Sub, Inc.

a wholly-owned subsidiary of

Teva Pharmaceutical Industries Ltd.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Eyal Desheh

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

5 Basel Street

P.O. Box 3190

Petach Tikva 4951033, Israel

972-3-914-8171

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stuart M. Cable, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Aurum Merger Sub, Inc., a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Parent”), for all of the outstanding common stock of Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 29, 2015, among Parent, Offeror and Auspex.

Exhibit Number	Description

99.1	Transcript of Investor Conference Call held by Teva Pharmaceutical Industries Ltd. on March 30, 2015